September 22, 2005

via U.S. mail and facsimile

Douglas S. Ramsdale, Chief Executive Officer
Home Products International, Inc.
4501 West 47th Street
Chicago, IL  60632

	Re:	Form 10-K/A for the Fiscal Year Ended January 1, 2005
		Form 10-Q/A for the Fiscal Quarter Ended April 2, 2005
	Filed:	September 16, 2005
	File No.	333-25871

Dear Mr. Ramsdale:

      We have reviewed your amended Forms 10-K/A and 10-Q/A filed on
September 16, 2005 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      We reviewed your Form 10-K/A for the fiscal year ended
January
1, 2005 and Form 10-Q/A for the fiscal quarter ended April 2, 2005.
Based on your disclosures related to the lease accounting and Mexican subsidiary adjustments, it appears as though these adjustments in aggregate had a material impact to your loss before income taxes, net loss, and loss per common share for the fiscal year ended January 1,
2005. Please tell us what consideration you gave to this and any additional factors you considered in concluding that the restatements related to lease accounting and Mexican subsidiary adjustments did not constitute a material weakness.


*    *    *    *


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3768.

							Sincerely,



							John Cash
							Accounting Branch Chief
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Mr. Douglas S. Ramsdale
Home Products International, Inc.
August 23, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE